02 AUG -7 AM 12:

Mark R. Saunders
International Corporate Finance Group
(212) 801-9377/Fax: (212) 801-9282

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July 29, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

02049101

Re: Jugos del Valle (the "Issuer"); File Number 82-4258

To Whom it May Concern:

On behalf of the Issuer, we enclose we enclose the attached documents for filing for Jugos del Valle.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Sincerely yours,

Mark R. Saunders

Encl.

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

STOCK EXCHANGE CODE: VALLE

Quarter: 2 Year: 2002

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

02 AUG -7 AM 12

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF Amount	%
1	**TOTAL ASSETS**	3,437,457	100	3,192,030	100
2	**CURRENT ASSETS**	1,645,165	48	1,391,453	44
3	CASH AND SHORT-TERM INVESTMENTS	160,303	5	228,902	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	494,305	14	450,542	14
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	401,126	12	252,798	8
6	INVENTORIES	419,596	12	411,121	13
7	OTHER CURRENT ASSETS	169,835	5	48,090	2
8	**LONG-TERM**	0	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	1,550,191	45	1,521,074	48
13	PROPERTY	102,152	3	104,298	3
14	MACHINERY AND INDUSTRIAL	1,476,730	43	1,459,567	46
15	OTHER EQUIPMENT	534,070	16	501,599	16
16	ACCUMULATED DEPRECIATION	691,230	20	646,295	20
17	CONSTRUCTION IN PROGRESS	128,469	4	101,905	3
18	**DEFERRED ASSETS (NET)**	234,988	7	271,778	9
19	**OTHER ASSETS**	7,113	0	7,725	0
20	**TOTAL LIABILITIES**	1,903,287	100	1,663,558	
21	**CURRENT LIABILITIES**	1,052,697	55	1,024,956	62
22	SUPPLIERS	478,009	25	444,707	27
23	BANK LOANS	364,094	19	384,501	23
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	36,134	2	21,984	1
26	OTHER CURRENT LIABILITIES	174,460	9	173,764	10
27	**LONG-TERM LIABILITIES**	546,343	29	302,551	18
28	BANK LOANS	510,425	27	288,397	17
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	35,918	2	14,154	1
31	**DEFERRED LOANS**	304,247	16	336,051	20
32	**OTHER LIABILITIES**	0	0	0	0
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	1,534,170		100 1,528,472	
34	**MINORITY INTEREST**	8,615	1	3,014	
35	**MAJORITY INTEREST**	1,525,555	99	1,525,458	100
36	**CONTRIBUTED**	617,841	40	617,799	40
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,714	4	57,628	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	302,191	20	302,215	20
39	PREMIUM ON SALES OF SHARES	257,936	17	257,956	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	907,714	59	907,659	59
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,137,138	74	1,104,454	72
43	REPURCHASE FUND OF SHARES	80,686	5	80,228	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(328,843)	(21)	(307,624)	(20)
45	NET INCOME FOR THE YEAR	18,733	1	30,601	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: 2 YEAR: 2002

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	160,303	100	228,902	100
46	CASH	45,422	28	20,382	9
47	SHORT-TERM INVESTMENTS	114,881	72	208,520	91
18	**DEFERRED ASSETS (NET)**	234,988	100	271,778	
48	AMORTIZED OR REDEEMED EXPENSES	137,341	58	168,340	62
49	GOODWILL	97,177	41	102,991	38
50	DEFERRED TAXES	470	0	447	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	1,052,697	100	1,024,956	
52	FOREING CURRENCY LIABILITIES	476,801	45	320,211	31
53	MEXICAN PESOS LIABILITIES	575,896	55	704,745	69
24	**STOCK MARKET LOANS**	0	100	0	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	174,460	100	173,764	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	174,460	100	173,764	100
27	**LONG-TERM LIABILITIES**	546,343	100	302,551	
59	FOREING CURRENCY LIABILITIES	535,387	98	267,282	88
60	MEXICAN PESOS LIABILITIES	10,956	2	35,269	12
29	**STOCK MARKET LOANS**	0	100	0	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	35,918	100	14,154	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	35,918	100	14,154	100
31	**DEFERRED LOANS**	304,247	100	336,051	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	297,192	98	330,174	98
67	OTHERS	7,055	2	5,877	2
32	**OTHER LIABILITIES**	0	100	0	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	(328,843)	100	(307,624)	100
70	ACCUMULATED INCOME DUE TO MONETARY	(16,906)	(5)	(14,427)	(5)
71	INCOME FROM NON-MONETARY POSITION	(311,937)	(95)	(293,197)	(95)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: 2 YEAR: 2002
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	592,468	366,497
73	PENSIONS FUND AND SENIORITY	2,135	2,031
74	EXECUTIVES (*)	31	28
75	EMPLOYERS (*)	2,217	1,872
76	WORKERS (*)	2,250	2,358
77	CIRCULATION SHARES (*)	58,322,508	58,235,008
78	REPURCHASED SHARES (*)	513,201	600,701

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: 2 YEAR 2002
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	1,995,213	100	1,834,887	100
2	COST OF SALES	1,006,087	50	958,835	52
3	**GROSS INCOME**	989,126	50	876,052	48
4	OPERATING	857,342	43	737,684	40
5	**OPERATING**	131,784	7	138,368	8
6	TOTAL FINANCING	43,274	2	21,773	1
7	**INCOME AFTER FINANCING COST**	88,510	4	116,595	6
8	OTHER FINANCIAL OPERATIONS	33,714	2	47,324	3
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	54,796	3	69,271	4
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	33,678	2	26,601	1
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	21,118	1	42,670	2
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	21,118	1	42,670	2
14	INCOME OF DISCONTINUOUS OPERATIONS	2,532	0	5,181	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	18,586	1	37,489	2
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	7,985	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	18,586	1	29,504	2
19	NET INCOME OF MINORITY INTEREST	(147)		(1,097)	0
20	**NET INCOME OF MAJORITY INTEREST**	18,733	1	30,601	2

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	1,995,213	100	1,834,887	100
21	DOMESTIC	1,640,358	82	1,558,022	85
22	FOREIGN	354,855	18	276,865	15
23	TRANSLATED INTO DOLLARS (***)	39,701	2	29,222	2
6	***TOTAL FINANCING COST***	43,274	100	21,773	100
24	INTEREST PAID	28,000	65	67,185	309
25	EXCHANGE LOSSES	38,226	88	0	0
26	INTEREST EARNED	6,046	14	29,476	135
27	EXCHANGE PROFITS	0	0	1,509	7
28	GAIN DUE TO MONETARY POSITION	(16,906)	(39)	(14,427)	(66)
8	**OTHER FINANCIAL OPERATIONS**	33,714	100	47,324	100
29	OTHER NET EXPENSES (INCOME) NET	33,714	100	47,324	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	***RESERVE FOR TAXES AND WORKERS' PROFIT SHARING***	33,678		100 26,601	00
32	INCOME TAX	9,854	29	9,968	37
33	DEFERED INCOME TAX	23,175	69	16,379	62
34	WORKERS' PROFIT SHARING	649	2	254	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 2 YEAR: 2002
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,665,122	2,573,354
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,750,477	3,410,378
39	OPERATION INCOME (**)	190,288	84,603
40	NET INCOME OF MAYORITY INTEREST(**)	26,417	491,672
41	NET CONSOLIDATED INCOME (**)	24,783	472,494

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**18,586**	**29,504**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	80,732	86,554
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**99,318**	**116,058**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(277,433)	379,448
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(178,115)**	**495,506**
6	CASH FLOW FROM EXTERNAL FINANCING	87,290	(229,293)
7	CASH FLOW FROM INTERNAL FINANCING	0	547
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**87,290**	**(228,746)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(107,464)**	**(76,597)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(198,289)	190,163
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	358,592	38,739
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	160,303	228,902

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**80,732**	**86,554**
13	DEPRECIATION AND AMORTIZATION FOR THE	71,334	70,639
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	9,398	15,915
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(277,433)**	**379,448**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(2,683)	(24,220)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(33,277)	(47,547)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(344,289)	632,224
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	13,197	(123,265)
22	+ (-) INCREASE (DECREASE) IN OTHER	89,619	(57,744)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**87,290**	**(229,293)**
23	+ SHORT-TERM BANK AND STOCK MARKET	6,783	(156,089)
24	+ LONG-TERM BANK AND STOCK MARKET	78,044	(70,447)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	2,463	(2,757)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**547**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	547
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(107,464)**	**(76,597)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(89,507)	(75,012)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	6,875	7,172
39	+ (-) OTHER ITEMS	(24,832)	(8,757)